VIA EDGAR

Christopher Wimmer, General Counsel

4Front Ventures Corp.

7010 E. Chauncey Lane, Suite 235

Phoenix, AZ 85054

christopher.wimmer@4frontventures.com

February 7, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Attention: Eric Atallah; Tara Harkins

Re:	Front Ventures Corp.

Form 10-K for Fiscal Year Ended December 31, 2022

Response dated January 9, 2024

File No. 000-56075

Dear Mr. Atallah and Ms. Harkins:

I write on behalf of 4Front Ventures Corp. (“4Front,” “we,” “us,” “our,” or the “Company”) to respond to a comment letter, dated January 30, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning 4Front’s Form 10-K for fiscal year ended December 31, 2022 (“Form 10-K”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial and Performance Measures

Adjusted EBITDA, page 38

1.

We note from your response to prior comment 2 that you are adjusting for a sale leaseback transaction that did not qualify for sale accounting. This adjustment appears to have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Please tell us how you considered the guidance of Question 100.04 of the Compliance and Disclosure Interpretations (“C&DIs”) for Non-GAAP Financial Measures, regarding individually tailored recognition methods.

We respectfully acknowledge the Staff’s comment and advise that we have considered Rule 100(b) of Regulation G and Question 100.04 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures (the “Non-GAAP C&DIs”) regarding individually tailored recognition methods in preparing our response.

With respect to the failed sale leaseback transaction described in response to prior comment 2 (the “Failed Sale Leaseback”), we recorded the entire financial liability from the transaction in the Company’s consolidated balance sheets at the time the Failed Sale Leaseback was completed in accordance with the recognition and measurement principles applicable to sales under Financial Accounting Standards Board Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers, and leases under ASC 842, Leases.

Management uses the non-GAAP financial measure of adjusted EBITDA (“Adjusted EBITDA”) to highlight and compare the Company’s operating results across accounting periods, for both financial and operational decision- making purposes, planning and forecasting purposes and to evaluate the Company’s financial performance.

Management believes that Adjusted EBITDA reflects the Company’s ongoing business in a manner that allows for meaningful comparisons and analysis of trends across accounting periods and provides useful information that enables investors to evaluate the Company’s financial condition, operating results and future prospects in the same manner as management and the board.

We define Adjusted EBITDA as net loss before non-controlling interest (“NCI”), interest, taxes, depreciation and amortization and excluding items such as certain non-cash expenses, expenses that are not reflective of the Company’s core operating results over time and gains that may be unusual in nature, infrequent or not reflective of the Company’s ongoing operating results. Investors may use the Company’s reconciliation of net loss before NCI to Adjusted EBITDA to evaluate our presentation of Adjusted EBITDA and form their own independent opinion regarding its usefulness.

The Company does not consider real estate transactions as part of its core operating business of THC Cannabis and CBD Wellness and therefore believes that exclusion of the Failed Sale Leaseback financial liability from its Adjusted EBITDA presentation is both appropriate and useful to investors in evaluating the Company’s financial condition, operating results and future prospects.

2.

In this regard, we note that the Matteson facility charges are recurring and appear to be operating expenses necessary to operate your business. Please explain to us in more detail how you considered if the Matteson facility start-up costs are normal, recurring, cash operating expenses necessary to operate your business. Refer to the guidance in Questions 100.01 of the C&DIs for Non-GAAP Financial Measures.

We respectfully acknowledge the Staff’s comment and advise that we have considered Question 100.01 of the Non-GAAP C&DIs in preparing our response.

Our Matteson facility charges are not normal, recurring, cash operating expenses necessary to operate our business. Rather, they represent pre-operating costs incurred during the construction phase of our new Matteson cultivation and production facility as part of our Illinois expansion project. These charges relate to, among other things, non-capitalized project development costs, such as permits and the fees and expenses related to obtaining such permits, consulting fees related to and for the preparation of grading plans, and other costs incurred non-capitalized prior to our Matteson facility becoming operational.

Further, as we are not normally in the business of constructing new facilities, nor do we intend to make the construction of new facilitates a part of normal, recurring operations, the Matteson facility charges do not represent expenses necessary to operate our business on an ongoing basis. In addition, our Matteson facility charges have historically varied from period to period and are based on factors largely outside of our control, such as labor costs and rates of inflation.

As a result, the Company believes that exclusion of the Matteson facility charges from its Adjusted EBITDA presentation is both appropriate and useful to investors in evaluating the Company’s financial condition, operating results and future prospects.

3.

We note from your response to prior comment 3 that the $3.8 million payment received from Frisco SPV, LLC is not reflected in the “Loss (gain) on litigation settlement” line item because the gain was sold before the litigation was settled or finalized. Please tell us how you considered the guidance of Questions 100.02 and 100.03 of the C&DIs for Non-GAAP Financial Measures.

We respectfully acknowledge the Staff’s comment and advise that we have considered Rule 100(b) of Regulation G and Questions 100.02 and 100.03 of the Non-GAAP C&DIs in preparing our response.

With respect to the $3.8 million payment (the “Litigation Funding”) received from Frisco SPV, LLC (“Frisco”) described in response to prior comment 3, on October 13, 2022, the Company and Frisco entered into a litigation funding transaction structured as a Prepaid Forward Purchase Agreement pursuant to which Frisco advanced the Company the Litigation Funding in exchange for a share of the proceeds of certain planned litigation. The Litigation Funding was unsecured and nonrecourse to the Company and was recognized as “Other Income” on our Consolidated Statement of Operation for the year ended December 31, 2022.

As noted in response to the Staff’s comment 1 above, the Company’s Adjusted EBITDA may exclude certain gains that may be unusual in nature, infrequent or not reflective of the Company’s ongoing operating results. Management believes that Adjusted EBITDA reflects the Company’s ongoing business in a manner that allows for meaningful comparisons and analysis of trends across accounting periods and provides useful information that enables investors to evaluate the Company’s financial condition, operating results and future prospects in the same manner as management and the board.

The Company does not consider the pursuit of litigation or litigation funding transactions as part of its core operating business and therefore believes that exclusion of the Litigation Funding gain from its Adjusted EBITDA presentation is both appropriate and useful to investors in evaluating the Company’s financial condition, operating results and future prospects.

4.

As a related matter, we note from your disclosure on page 38 that Adjusted EBITDA excludes “expenses that are not reflective of the Company’s core operating results over time (such as restructuring costs, litigation or dispute settlement charges or gains, and transaction-related costs).” Please address the following:

•	Tell us if you have recognized any other gains related to restructuring, litigation or acquisitions during any of the periods presented.

•

For any gains that are not excluded from Adjusted EBITDA, tell us how you considered Question 100.03 of the C&DIs for Non-GAAP Financial Measures, which indicates that a non-GAAP measure that is adjusted only for non-recurring charges when there were non-recurring gains that occurred during the same period could violate Rule 100(b) of Regulation G.

We respectfully acknowledge the Staff’s comment and advise that we have considered Rule 100(b) of Regulation G and Question 100.03 of the Non-GAAP C&DIs in preparing our response.

We advise the Staff that we have not recognized any other gains related to restructuring, litigation or acquisitions during any of the Adjusted EBITDA periods presented. Further, we will revise this language in future filings to only address those categories of charges or gains reflected in our Adjusted EBITDA during periods presented.

Finally, we advise the Staff that in future presentations of Adjusted EBITDA we will further supplement our non-GAAP reconciliations with footnote disclosure to provide additional clarity to investors on the line items cited in the Staff’s comments and the reasons why management believes those line items convey useful to investors in evaluating the Company’s financial condition, operating results and future prospects.

We appreciate the Commission’s time and attention.

Respectfully,

/s/ Christopher Wimmer
Christopher Wimmer
General Counsel

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